UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

scPharmaceuticals Inc.

(Name of Subject Company (Issuer))

Seacoast Merger Sub, Inc.

(Offeror)

A direct wholly owned subsidiary of

MannKind Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

Michael E. Castagna

Chief Executive Officer

MannKind Corporation

1 Casper Street

Danbury, Connecticut 06810

(818) 661-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Rowook Park

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) to the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto and the exhibits thereto, the “Schedule TO”) amends and supplements the Tender Offer Statement originally filed on September 8, 2025 by MannKind Corporation, a Delaware corporation (“Parent”), and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”). This Amendment No. 5 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of scPharmaceuticals Inc., a Delaware corporation (the “Company”), at a price of (i) $5.35 per Company Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradable contingent value right (each, a “CVR”) per Company Share, representing the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, entered into with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and which, together with the Offer to Purchase and the Letter of Transmittal, constitutes the “Offer”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m. Eastern time, on October 6, 2025 (the “Expiration Date”). The Depositary has advised Purchaser that, as of the Expiration Date, 39,933,692 Company Shares (excluding any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the DGCL) were validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 73.47% of the total outstanding Company Shares as of the Expiration Date. In addition, Notices of Guaranteed Delivery had been delivered for 5,930,025 Company Shares, representing approximately 10.91% of the total outstanding Company Shares as of the Expiration Date. The number of Company Shares validly tendered (excluding any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the DGCL) and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied, on October 7, 2025, Purchaser irrevocably accepted for payment all Company Shares validly tendered (and not validly withdrawn) prior to the Expiration Date, and payment of the Offer Price for such Company Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Promptly following the Expiration Date and Purchaser’s acceptance for payment of the Company Shares pursuant to the Offer, Parent and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement and without any action by the stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into the Company, with the Company continuing as the Surviving Company, and each Company Share that was issued and outstanding immediately prior to the Effective Time (other than Company Shares owned by Parent, Purchaser or the Company or by any of their respective subsidiaries (or held in the Company’s treasury)) was cancelled and (other than any Dissenting Company Shares) was converted into the right to receive the Offer Price, without interest, subject to any applicable withholding of taxes. The Company Shares will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

On October 7, 2025, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release is attached as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.	Description

(a)(5)(G)**	Press Release issued by Parent, dated October 7, 2025.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of September 8, 2025.

(a)(1)(ii)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on September 8, 2025.

(a)(5)(A)*	Joint Press Release issued by Parent and the Company, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(B)*	Investor Presentation, dated August 25, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(a)(5)(C)*	Email to Parent employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(D)*	Email to Company employees, dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(E)*	LinkedIn Announcement posted by Parent on August 25, 2025 (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Parent with the SEC on August 25, 2025).

(a)(5)(F)*	Transcript from MannKind Corporation Investor Call dated August 25, 2025 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Parent with SEC on August 25, 2025).

(a)(5)(G)**	Press Release issued by Parent, dated October 7, 2025.

(b)(1)#*	Loan Agreement, dated August 6, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Parent with the SEC on August 6, 2025).

(b)(2)#*	Amendment No.1 to the Loan Agreement, dated August 24, 2025, among Parent, certain subsidiaries of Parent, Wilmington Trust, National Association, Blackstone Alternative Credit Advisors LP and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to Parent’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(d)(1)#*	Agreement and Plan of Merger, dated as of August 24, 2025, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(2)*	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Parent with the SEC on August 25, 2025).

(d)(3)*	Mutual Nondisclosure Agreement, dated as of May 7, 2025, by and between Parent and the Company.

(d)(4)*	Unsecured Promissory Note, dated September 23, 2025, by and between Parent and the Company.

(d)(5)*	Amended Form of CVR Agreement between MannKind Corporation and Broadridge Corporate Issuer Solutions, LLC.

(g)	Not applicable

107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.
#

Certain annexes, exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2025

Seacoast Merger Sub, Inc.

By:	/s/ David Thomson
Name: David Thomson
Title: Secretary

MannKind Corporation

By:	/s/ Michael E. Castagna
Name: Michael E. Castagna
Title: Chief Executive Officer